Exhibit 99.1

News Release

For Immediate Release

WEST FRASER DECLARES DIVIDEND

VANCOUVER, B.C., September 12, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) has declared a quarterly dividend of US$0.30 per share on the Common shares and Class B Common shares in the capital of the Company, payable on October 13, 2023 to shareholders of record on September 27, 2023.

Dividends are designated to be eligible dividends pursuant to subsection 89(14) of the Income Tax Act (Canada) and any applicable provincial legislation pertaining to eligible dividends.

Dividends are declared and payable in U.S. dollars. Shareholders may elect to receive their dividends in Canadian dollars. Details regarding the election procedure are available on our website at www.westfraser.com in the “Investors/Stock Information/Dividends” section.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com